Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 14, 2008, relating to the financial statements and financial statement schedule of AsiaInfo Holdings, Inc., its subsidiaries and its variable interest entities (collectively, the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109”) and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2007.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

July 23, 2008